UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                Brightpoint, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    109473108
                                 (CUSIP Number)

                             David B. Millard, ESQ.
                             STEPHEN J. DUTTON, ESQ.
                          Leagre Chandler & Millard LLP
                            1400 First Indiana Plaza
                          135 North Pennsylvania Street
                        Indianapolis, Indiana 46204-2415
                                 (317) 808-3000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 27, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Timothy S. Durham
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [  ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        439,994
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       4,757
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        439,994
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        4,757
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 444,751
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                [  ]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 5.5%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Diamond Investments, LLC  35-2088657
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [ ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        4,757
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        4,757
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 4,757
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [   ]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.06%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Henri B. Najem, Jr.
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [ ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        69,541
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       2,850
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        69,541
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        2,850
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 72,391
-------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [   ]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.9%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Shelley Najem
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [ ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        0
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       2,850
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        0
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        2,850
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,850
-------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [   ]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.04%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Jeffrey Osler
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [ ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        2,500
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        2,500
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,500
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                [   ]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.03%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Neil Lucas
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [ ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        13,698
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        13,698
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 13,698
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                [   ]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.2%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 James F. Cochran
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [ ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        17,113
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        17,113
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 17,113
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                [   ]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.2%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Jonathon B. Swain
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [  ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        1,885
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        1,885
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,885
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                [   ]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.2%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Dr. Charles Durham
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [  ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        0
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       7,557
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        0
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        7,557
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 7,557
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                [   ]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.1%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Mitza Durham
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [ ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        7,557
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        7,557
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 7,557
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                [   ]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.1%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Shannon Frantz
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [ ]
                           (b) [X]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        360
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        360
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 360
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                [   ]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.0%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Brightpoint, Inc., a Delaware corporation (the "Issuer"), that the Reporting Persons own of record or beneficially. The principal executive offices of the Issuer are located at 600 East 96th Street, Suite 575, Indianapolis, Indiana 46240.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is jointly filed by the following persons (collectively, the "Reporting Persons"): Timothy S. Durham; Diamond Investments, LLC, an Indiana limited liability company ("Diamond"); Henri B. Najem, Jr.; Shelley Najem; Jeffrey Osler; Neil Lucas; James F. Cochran; Jonathon B. Swain; Dr. Charles Durham; Mitza Durham; and Shannon Frantz.

Mr. Durham is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. Mr. Durham serves as the Chairman and Chief Executive Officer of Obsidian Enterprises, Inc. and as Chairman of Fair Holdings, Inc. The address of the principal offices of Obsidian Enterprises, Inc. and Fair Holdings, Inc. is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

Diamond is an Indiana limited liability company. Diamond is the personal investment vehicle of Timothy S. Durham and certain members of his immediate family. Mr. Durham has majority ownership interest in and voting control of Diamond. The address of the principal office of Diamond is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

Mr. Najem is a citizen of the United States and his principal address is 10158 Brook School Road, Fishers, Indiana 46038. Mr. Najem owns Bella Vita restaurant. The address of the principal office of Bella Vita is 10158 Brook School Road, Fishers, Indiana 46038.

Mrs. Najem is a citizen of the United States and her principal address is 10158 Brook School Road, Fishers, Indiana 46038. Ms. Najem is a restaurateur. The address of the principal office of the restaurant is 10158 Brook School Road, Fishers, Indiana 46038.

Mr. Osler is a citizen of the United States and his principal address is 9032 Diamond Point Dr., Indianapolis, Indiana 46236. Mr. Osler serves as the Executive Vice President of Obsidian Enterprises, Inc. The address of the principal office of Obsidian Enterprises, Inc. is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

Mr. Lucas is a citizen of the United States and his principal address is 10831 Geist Woods Lane, Indianapolis, Indiana 46256. Mr. Lucas is an attorney based in Indiana. The address of the principal office of Mr. Lucas is 111 Monument Circle, Suite 4800 Indianapolis, Indiana 46204.

Mr. Cochran is a citizen of the United States and his principal address is 13483 Marjac Way, McCordsville, Indiana 46055. Mr. Cochran serves as the Chairman of Fair Finance Company. The address of the principal office of Fair Finance Company is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

Mr. Swain is a citizen of the United States and his principal address is 9234 Fordham Street, Indianapolis, Indiana 46268 Mr. Swain serves as the Vice President of Fair Holdings, Inc. The address of the principal office of Fair Holdings, Inc. is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

Dr. Durham is a citizen of the United States and his principal address is 535 Robinhood Drive, Seymour, Indiana 47274. Dr. Durham is a dentist. The address of the principal office of Dr. Durham is 410 S. Chestnut, Seymour, Indiana 47274.

Mrs. Durham is a citizen of the United States and her principal address is 535 Robinhood Drive, Seymour, Indiana 47274. Mrs. Durham is a homemaker at that address.

Ms. Frantz is a citizen of the United States and her principal address is 9821 River Oak, Fishers, Indiana 46038. Ms. Frantz serves as an Assistant at Obsidian Enterprises, Inc. The address of the principal office of Obsidian Enterprises, Inc. is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The sources of funds for the purchases described in Item 4 were personal funds for the Reporting Persons who are individuals and working capital for Diamond.


ITEM 4. PURPOSE OF TRANSACTION.

     Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this statement relates for the purpose of investment and to gain a significant equity interest in Brightpoint.

     Each of the Reporting Persons may acquire additional shares or other securities of Brightpoint or sell or otherwise dispose of any or all of the shares or other securities of Brightpoint they beneficially own.

     The Reporting Persons may engage in discussions with the management and members of the Board of Directors of Brightpoint concerning the business, operations and future plans of Brightpoint.

     The  Reporting   Persons  may  also  consider  other  actions  to  maximize stockholder value including, without limitation:

     o Proposing an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Brightpoint or any of its subsidiaries; and

     o Proposing change in the present Board of Directors or management of Brightpoint.

     Other than described above, none of the Reporting Persons currently has any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although they reserve the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on January 27, 2003, the Reporting Persons may be deemed to beneficially own, in the aggregate, 560,255 shares of Common Stock, representing approximately 7.0% of the Issuer's outstanding shares of Common Stock (based on the 8,015,876 shares stated to be outstanding as of November 8, 2002 in the Issuer's Form 10-Q for the period ending September 30, 2002 filed with the Securities and Exchange Commission).

     (b) Mr. Durham has sole voting and sole dispositive power with respect to 439,994 shares. Mr. Durham may be deemed to beneficially own and share voting and dispositive power with respect to the 4,757 shares held by Diamond Investments, LLC, because of the interests in or positions he holds with that entity as reported in response to Item 2. The information in Item 2 is incorporated herein by reference.

     Mr. Najem has sole voting and sole dispositive power with respect to 69,541 shares and shares with Ms. Najem voting and dispositive power with respect to 2,850 shares.

     Ms. Najem shares with Mr. Najem voting and dispositive power with respect to 2,850 shares. She also may be deemed to beneficially own and share voting and dispositive power with respect to the 69,541 shares held by Mr. Najem.

     Mr. Osler has sole voting and dispositive power with respect to 2,500 shares.

     Mr. Lucas has sole voting and dispositive power with respect to 13,698 shares.

     Mr. Cochran has sole voting and dispositive power with respect to 17,113 shares.

     Mr. Swain has sole voting and dispositive power with respect to 1,885 shares.

     Dr. Durham may be deemed to share with Mitza Durham voting and dispositive power with respect to 7,557 shares.

     Mitza Durham has sole voting and dispositive power with respect to 7,557 shares.

     Ms. Frantz has sole voting and dispositive power with respect to 360 shares.

     Information on percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is included in the cover pages to this Amendment No. 2 and is incorporated herein by reference.

     (c) The following table presents information on securities acquired within the past sixty days.



Shareholder               Date            Price Per Share       Transaction              No. of Shares
                                                ($)
Henri Najem, Jr.                1/24/2003            $8.45         Open Market Purchase         1,000
Henri Najem, Jr.                1/24/2003            $8.43         Open Market Purchase         1,000
Henri Najem, Jr.                1/24/2003            $8.39         Open Market Purchase         1,000
Henri Najem, Jr.                1/24/2003            $8.34         Open Market Purchase         1,000
Henri Najem, Jr.                1/24/2003            $8.11         Open Market Purchase         3,000
Jeffrey Osler                   1/24/2003            $8.15         Open Market Purchase          500
Jeffrey Osler                   1/24/2003                          Open Market Purchase          500
                                               $8.22
Henri Najem, Jr. &              1/22/2003            $8.42         Open Market Purchase          100
Shelley Najem
Henri Najem, Jr. &              1/22/2003            $8.32         Open Market Purchase          100
Shelley Najem
Henri Najem, Jr. &              1/22/2003            $8.32         Open Market Purchase          500
Shelley Najem
Henri Najem, Jr. &              1/22/2003            $8.36         Open Market Purchase          100
Shelley Najem
Henri Najem, Jr. &              1/22/2003            $8.40         Open Market Purchase         1000
Shelley Najem
James F. Cochran                1/22/2003            $8.40         Open Market Purchase          600
James F. Cochran                1/15/2003            $9.32         Open Market Purchase          300
James F. Cochran                1/15/2003            $9.33         Open Market Purchase          530
James F. Cochran                1/13/2003            $9.64         Open Market Purchase         1000
Henri Najem, Jr. &               1/3/2003            $7.97         Open Market Purchase          100
Shelley Najem
James F. Cochran               12/27/2002            $6.96         Open Market Purchase          100
James F. Cochran               12/27/2002            $6.99         Open Market Purchase          200
James F. Cochran               12/27/2002            $7.00         Open Market Purchase         2200
James F. Cochran               12/27/2002            $7.38         Open Market Purchase         1500
James F. Cochran               12/27/2002            $7.42         Open Market Purchase          742
James F. Cochran               12/27/2002            $7.44         Open Market Purchase          100
James F. Cochran               12/27/2002            $7.44         Open Market Purchase         3000
James F. Cochran               12/27/2002            $7.48         Open Market Purchase          100
James F. Cochran               12/27/2002            $7.49         Open Market Purchase         1899
James F. Cochran               12/27/2002            $7.50         Open Market Purchase          659
James F. Cochran               12/27/2002            $6.35         Open Market Purchase         1583
James F. Cochran               12/27/2002            $6.35         Open Market Purchase          100
Timothy S. Durham              12/19/2002            $7.00         Open Market Purchase        10,000
Henri Najem, Jr.               12/19/2002            $7.87         Open Market Purchase         1,000
Henri Najem, Jr.               12/19/2002            $7.60         Open Market Purchase         1,000
Henri Najem, Jr.               12/19/2002            $7.50         Open Market Purchase         1,000
Henri Najem, Jr.               12/19/2002            $7.40         Open Market Purchase         1,000
Henri Najem, Jr.               12/19/2002            $7.30         Open Market Purchase         1,000
Henri Najem, Jr. &              12/6/2002            $7.75         Open Market Purchase          300
Shelley Najem
Jonathan B. Swain               12/5/2002            $8.44         Open Market Purchase         1,000
James F. Cochran                12/3/2002            $6.95         Open Market Purchase         2,500
Henri Najem, Jr.               11/29/2002            $5.87         Open Market Purchase         1,000
Henri Najem, Jr.               11/29/2002            $5.80         Open Market Purchase         1,000
Henri Najem, Jr.               11/29/2002            $5.75         Open Market Purchase         1,000
Henri Najem, Jr. &             11/29/2002            $6.09         Open Market Purchase          300
Shelley Najem
Henri Najem, Jr. &             11/27/2002            $6.55         Open Market Purchase          100
Shelley Najem

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Joint Filing Agreement.

                        Power of Attorney and Signatures

     Each of the persons whose signatures appear below hereby constitutes and appoints TIMOTHY S. DURHAM and HENRI B. NAJEM, JR., and each of them, the true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign and file, or cause to be signed and filed, with the Securities and Exchange Commission (the "Commission"), any and all amendments to this statement and any and all other documents required to be filed with the Commission in connection therewith, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully and to all intents and purposes as the undersigned might or could do in person, and ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2003


/s/ Timothy S. Durham                           /s/ Shelley Najem
---------------------------                     -------------------------------
Timothy S. Durham                               Shelley Najem

/s/ Henri B. Najem, Jr.                         /s/ Dr. Charles Durham
----------------------------                    -------------------------------
Henri B. Najem, Jr.                             Dr. Charles Durham

                                                /s/ Mitza Durham
                                                -------------------------------
DIAMOND INVESTMENTS, LLC                        Mitza Durham

By: /s/ Timothy S. Durham                       /s/ Shannon Frantz
----------------------------                    -------------------------------
Timothy S. Durham                               Shannon Frantz
Its:   Managing Member


/s/ Jeffrey Osler
----------------------------
Jeffrey Osler


/s/ Neil Lucas
----------------------------
Neil Lucas


/s/ James F. Cochran
----------------------------
James F. Cochran


/s/ Jonathon B. Swain
----------------------------
Jonathon B. Swain

                                  EXHIBIT INDEX


                  Exhibit No.                        Description

                  A                                  Joint Filing Agreement.

                                    EXHIBIT A
                             Joint Filing Agreement

Each of the  undersigned  hereby  agrees and  consents to the filing of a single
Schedule 13D and any and all future amendments thereto with the Securities and Exchange Commission on behalf of the undersigned and the other persons listed in
Item 2 of the Schedule 13D in connection with their beneficial ownership of securities of Brightpoint, Inc.

Dated: February 4, 2003



/s/ Timothy S. Durham                           /s/ Shelley Najem
---------------------------                     -------------------------------
Timothy S. Durham                               Shelley Najem

/s/ Henri B. Najem, Jr.                         /s/ Dr. Charles Durham
----------------------------                    -------------------------------
Henri B. Najem, Jr.                             Dr. Charles Durham

                                                /s/ Mitza Durham
                                                -------------------------------
DIAMOND INVESTMENTS, LLC                        Mitza Durham

By: /s/ Timothy S. Durham                       /s/ Shannon Frantz
----------------------------                    -------------------------------
Timothy S. Durham                               Shannon Frantz
Its:   Managing Member


/s/ Jeffrey Osler
----------------------------
Jeffrey Osler


/s/ Neil Lucas
----------------------------
Neil Lucas


/s/ James F. Cochran
----------------------------
James F. Cochran


/s/ Jonathon B. Swain
----------------------------
Jonathon B. Swain